UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 1)

Under the Securities Exchange Act of 1934

Majesco

(Name of Issuer)

Common Stock, par value $0.002 per share

(Title of Class of Securities)

56068V 102

(CUSIP Number)

Farid Kazani

Managing Director

Majesco Limited

MNDC, MBP-P-136, 136A

Mahape, Navi Mumbai 400 710

India

Telephone: +91-22-61501800

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

Copy to:

Valérie Demont, Esq.

Sheppard, Mullin, Richter & Hampton LLP

30 Rockefeller Plaza, 38th Floor

New York, New York 10112

(212) 653-8700

February 26, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 56068V102

1. Names of Reporting Persons.
Majesco Limited

2. Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☒

3. SEC Use Only
4. Source of Funds
OO, WC
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐
6. Citizenship or Place of Organization
India

Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power
30,111,234 (1)

8. Shared Voting Power
0

9. Sole Dispositive Power
30,111,234 (1)

10. Shared Dispositive Power
0

11. Aggregate Amount Beneficially Owned by Each Reporting Person
30,111,234 (1)
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
☐
13. Percent of Class Represented by Amount in Row (11)
70.31% (1)
14. Type of Reporting Person
CO, HC

(1)	Reflects shares of Issuer Common Stock (as defined herein) which are in the process of being issued pursuant to the Rights Offering (as defined herein).

CUSIP No. 56068V102

1. Names of Reporting Persons.
Mastek (UK) Ltd.

2. Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☒

3. SEC Use Only
4. Source of Funds
OO
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐
6. Citizenship or Place of Organization
United Kingdom

Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power
0

8. Shared Voting Power
5,044,875

9. Sole Dispositive Power
0

10. Shared Dispositive Power
5,044,875

11. Aggregate Amount Beneficially Owned by Each Reporting Person
5,044,875
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
☐
13. Percent of Class Represented by Amount in Row (11)
11.78% (1)
14. Type of Reporting Person
CO

(1)	Reflects shares of Issuer Common Stock (as defined herein) which are in the process of being issued pursuant to the Rights Offering (as defined herein).

CUSIP No. 56068V102

1. Names of Reporting Persons.
Mastek Limited

2. Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☒

3. SEC Use Only
4. Source of Funds
OO
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐
6. Citizenship or Place of Organization
India

Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power
0

8. Shared Voting Power
5,044,875

9. Sole Dispositive Power
0

10. Shared Dispositive Power
5,044,875

11. Aggregate Amount Beneficially Owned by Each Reporting Person
5,044,875
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
☐
13. Percent of Class Represented by Amount in Row (11)
11.78% (1)
14. Type of Reporting Person
CO

(1)	Reflects shares of Issuer Common Stock (as defined herein) which are in the process of being issued pursuant to the Rights Offering (as defined herein).

Explanatory Note

As previously reported on June 23, 2015, Mastek Limited, a public limited company domiciled in, and organized under the laws of, India (“Mastek”) previously owned 100% of Majesco, a California corporation (the “Issuer”) (83.5% directly and 16.5% indirectly through its wholly owned subsidiary Mastek (UK) Ltd., a private limited company organized under the laws of the United Kingdom (“Mastek UK”)). Mastek underwent a de-merger in 2015 pursuant to which its insurance-related business was separated from Mastek’s non-insurance related businesses and all insurance-related operations of Mastek that were not directly owned by the Issuer were contributed to the Issuer.  In connection with the de-merger, all of Mastek’s direct equity ownership interest in the Issuer (except for the equity stake indirectly held by Mastek through its wholly-owned subsidiary, Mastek UK) transferred to Majesco Limited, which was spun-off from Mastek. No consideration was paid by Majesco Limited for the transfer to it of the Issuer’s common stock, par value $0.002 per share (the “Issuer Common Stock”) previously owned by Mastek.

On June 23, 2015, Majesco Limited, Mastek and Mastek UK filed a Schedule 13D (the “Original Schedule 13D”) as a group within the meaning of Rule 13d-5(b) of the Securities Exchange Act of 1934 (the “Exchange Act”) with the U.S. Securities and Exchange Commission. As set forth below, upon the execution of the notice of dissolution (the “Notice of Dissolution”), Majesco Limited, Mastek and Mastek UK shall no longer be deemed to be a group within the meaning of Rule 13d-5(b) of the Exchange Act. Accordingly, such group has been dissolved and all further filings with respect to transactions Issuer Common Stock will be filed, if required, by members of the group, in their individual capacity.

On February 25, 2019, the Issuer concluded a rights offering (the “Rights Offering”) pursuant to which Majesco Limited exercised rights and purchased an additional 4,581,109 shares of Issuer Common Stock at a price of $7.10 per share.

This Amendment No. 1 is being filed to amend Items 1, 2(a), 2(b), 2(c), 2(f), 3, 4, 5(a), 5(b), 5(c) and 7 as follows:

ITEM 1. SECURITY AND ISSUER

Item 1 is hereby amended and restated in its entirety as follows:

This statement on Schedule 13D relates to the common stock, par value $0.002 per share, of Majesco, a California corporation. The address of the principal executive offices of the Issuer is 412 Mount Kemble Avenue, Suite 110C, Morristown, NJ 07960.

ITEM 2. IDENTITY AND BACKGROUND

Item 2(a) is hereby amended and restated in its entirety as follows:

(a) The name of the persons filing this statement are Mastek (UK) Ltd., a private limited company organized under the laws of the United Kingdom, Majesco Limited, a public limited company domiciled in, and organized under the laws of, India, and Mastek Limited, a public limited company domiciled in, and organized under the laws of, India. Mastek, Mastek UK and Majesco Limited are referred to herein collectively as the “Reporting Persons”, and each a “Reporting Person”. 70.31% and 11.78% of the equity interests of the Issuer are directly owned by Majesco Limited and Mastek UK, respectively, which reflects shares of Issuer Common Stock which are in the process of being issued pursuant to the Rights Offering. Mastek UK is a wholly-owned subsidiary of Mastek.

Item 2(b) is hereby amended and restated in its entirety as follows:

(b) The address of the principal executive offices and the telephone number of record for (i) Mastek UK and each person listed in Section 1 of Schedule A is Pennant House, 2 Napier Court, Napier Road, Reading RG1 8BW, United Kingdom; +44(0)118 903 5700, (ii) Mastek and each person listed in Section 2 of Schedule A is Unit 106, SDF IV, Seepz, Andheri (East), Mumbai 400 096, India; +91 22 67224200 and (iii) Majesco Limited and each person listed in Section 3 of Schedule A is MNDC, MBP-P-136, 136A, Mahape, Navi Mumbai 400 710, India; +91 22 61501800.

Item 2(c) is hereby amended and restated in its entirety as follows:

(c) Majesco Limited is a global provider of core insurance platform solutions, consulting services and other insurance solutions for business transformation for the insurance industry. Majesco Limited offers core insurance platform solutions for property & casualty/general insurance, and life, annuities, pensions and group/benefits  providers, enabling them to automate and manage business processes across the end-to-end insurance value chain and comply with policies and regulations across their organizations. In addition, Majesco Limited offers a variety of other technology-based solutions for distribution management, digital, data and cloud. Majesco Limited’s consulting services solutions provide enterprise consulting, applications development management and testing for insurers. Majesco Limited’s portfolio of solutions enables its customers to respond to evolving market needs, growth and innovation opportunities and regulatory changes, enabling agility, innovation and speed while improving the effectiveness and efficiency of their business operations.

Mastek together with its wholly owned subsidiary, Mastek UK, is a leading IT player with global operations providing enterprise solutions to government, retail and financial services organizations worldwide. With its principal offshore delivery facility based at Mumbai, India, Mastek operates in the UK, U.S. and Asia Pacific regions. Incorporated in 1982, Mastek has been at the forefront of technology and has made significant investments in creating intellectual property, which along with proven methodologies and processes, increase IT value generation to its customers through onsite and offshore deliveries.

Item 2(f) is hereby amended and restated in its entirety as follows:

(f) Mastek UK is a private limited company organized under the laws of the United Kingdom. Mastek is a public limited company domiciled in, and organized under the laws of, India. Majesco Limited is a public limited company domiciled in, and organized under the laws of, India. Schedule A hereto, which is incorporated herein by reference, sets forth the citizenship of each Reporting Person’s directors and executive officers.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 is hereby supplemented by adding the following information:

On or about February 2018, Majesco Limited conducted a qualified institutional placement (the “QIP”) in India pursuant to which it issued securities for gross proceeds of approximately $35 million. Majesco Limited used a portion of the proceeds from the QIP to purchase Issuer Common Stock in the Rights Offering.

ITEM 4. PURPOSE OF TRANSACTION

Item 4 is hereby supplemented by adding the following information:

On February 25, 2019, the Issuer concluded the Rights Offering pursuant to which Majesco Limited exercised rights and purchased 4,581,109 additional shares of Issuer Common Stock at a price of $7.10 per share.

On February 26, 2019, the Issuer’s securities started trading on The NASDAQ Global Market under the symbol “MJCO.”

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

Item 5 is hereby supplemented by adding the following information:

Upon the execution of the Notice of Dissolution, Majesco Limited, Mastek and Mastek UK are no longer deemed to be a group within the meaning of Rule 13d-5(b) of the Exchange Act.

Item 5(a) is hereby amended and restated in its entirety as follows:

(a) Majesco Limited owns 30,111,234 shares of Issuer Common Stock, or 70.31% of the shares of Issuer Common Stock, and Mastek together with Mastek UK jointly own 5,044,875 shares of Issuer Common Stock, or 11.78% of the shares of Issuer Common Stock, which reflects shares of Issuer Common Stock which are in the process of being issued pursuant to the Rights Offering.

Item 5(b) is hereby amended and restated in its entirety as follows:

(b) Majesco Limited has the sole power to vote or direct the vote of 30,111,234 shares of Issuer Common Stock, and Majesco Limited has the sole power to dispose of or direct the disposition of 30,111,234 shares of Issuer Common Stock. Mastek and Mastek UK share the power to vote or direct the vote of 5,044,875 shares of Issuer Common Stock, and Mastek and Mastek UK share the power to dispose of or direct the disposition of 5,044,875 shares of Issuer Common Stock.

Item 5(c) is hereby amended and restated in its entirety as follows:

(c) On February 25, 2019, Majesco Limited exercised rights and purchased 4,581,109 shares of Issuer Common Stock at a price of $7.10 per share pursuant to the Rights Offering. Except as set forth herein, no Reporting Person nor, to any Reporting Person’s knowledge, any person named in Schedule A, has effected any transaction in the Issuer Common Stock during the past 60 days.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit Number	Exhibit Name
1	Agreement and Plan of Merger, dated as of December 14, 2014, by and between Majesco and Cover-All (1) (incorporated by reference to Exhibits 2.1 and 2.2 to the Issuer’s Annual Report on Form 10-K filed on June 19, 2015)
2	Amendment No. 1 to Agreement and Plan of Merger dated as of February 18, 2015, by and among Majesco, Cover-All and RENN Universal Growth Investment Trust PLC (1) (incorporated by reference to Exhibits 2.1 and 2.2 to the Issuer’s Annual Report on Form 10-K filed on June 19, 2015)
3*	Notice of Dissolution of Group

* filed herewith.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 26, 2019	Mastek Limited

	By:	/s/ Sudhakar Ram
Name: Sudhakar Ram
Title: Vice Chairman and MD

Mastek (UK) Ltd.

By:	/s/ Prahlad Koti
Name: Prahlad Koti
Title: Managing Director

Majesco Limited

By:	/s/ Farid Kazani
Name: Farid Kazani
Title: Managing Director

SCHEDULE A

The following table sets forth the name and present principal occupation or employment of each director and executive officer of the Reporting Person.  The present principal employer for each director and executive officer is the applicable Reporting Person with the address set forth in Item 2 above.

Section 1

Officers and Directors of Mastek UK

Name	Present Principal Occupation or Employment	Citizenship
Keith Bogg	Chairman of the Board of Directors	United Kingdom
John Owen	Group Chief Executive Officer	United Kingdom
Prahlad Koti	Managing Director	United Kingdom
R. Venkataraman	Director	United Kingdom
Siddharta Agrawal	Secretary	India

Section 2

Officers and Directors of Mastek

Name	Present Principal Occupation or Employment	Citizenship
Abhishek Singh	Group Chief Financial Officer	India
Srinivasan Sandilya	Chairman of the Board of Directors	India
Sudhakar Ram	Vice Chairman and MD	India
Dinesh Kalani	Secretary	India
Ashank Desai	Director	India
Keith Bogg	Director	United Kingdom
Atul Kanagat	Director	United States
Priti Rao	Director	India

Section 3

Officers and Directors of Majesco Limited

Name	Present Principal Occupation or Employment	Citizenship
Venkatesh Chakravarty	Chairman of the Board of Directors	India
Kunal Karan	Chief Financial Officer	India
Farid Kazani	Managing Director	India
Jyotin Mehta	Director	India
Ketan Mehta	Director	United States
Radhakrishnan Sundar	Executive Director	India
Madhu Dubhashi	Director	India
Varika Rastogi	Secretary	India

-9-